Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In Thousands, except for per share data)

	Three months ended June 30, 2013	Six months ended June 30, 2013
Income available to common stockholders	$2,423	$4,703

Weighted average common shares outstanding	8,411	8,446

Basic earnings per share	$0.29	$0.56

Income for diluted earnings per share	$2,423	$4,703

Total weighted average common shares and equivalents outstanding for diluted computation (1)	8,417	8,450

Diluted earnings per share	$0.29	$0.56

__________

(1) All related to outstanding stock options.

55